UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )

CORN PRODUCTS INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

219023108
(CUSIP Number)

June 21, 2010
(Date of Event which Requires Filing of this Statement)**

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages
Exhibit Index: Page 10

SCHEDULE 13G

CUSIP No.: 219023108	Page 2 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 3,930,019
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 3,930,019
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,019
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.22% based on 75,242,665 shares outstanding as of April 30, 2010.
12.	Type of Reporting Person: CO

CUSIP No.: 219023108	Page 3 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER CAPITAL PARTNERS LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 3,930,019
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 3,930,019
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,019
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.22% based on 75,242,665 shares outstanding as of April 30, 2010.
12.	Type of Reporting Person: OO

CUSIP No.: 219023108	Page 4 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HARBINGER HOLDINGS, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 3,930,019
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 3,930,019
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,019
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.22% based on 75,242,665 shares outstanding as of April 30, 2010.
12.	Type of Reporting Person: OO

CUSIP No.: 219023108	Page 5 of 11 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PHILIP FALCONE
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 3,930,019
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 3,930,019
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,930,019
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 5.22% based on 75,242,665 shares outstanding as of April 30, 2010.
12.	Type of Reporting Person: IN

Page 6 of 11 Pages

Item 1(a).               Name of Issuer:

Corn Products International, Inc. (the “Issuer”)

Item 1(b).               Address of Issuer’s Principal Executive Offices:

5 Westbrook Corporate Center, Westchester, IL  60154

Item 2(a).               Name of Person Filing:

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)  Harbinger Capital Partners Master Fund I, Ltd. (the “Master Fund”);

ii)  Harbinger Capital Partners LLC (“Harbinger LLC”);

iii)  Harbinger Holdings, LLC (“Harbinger Holdings”); and

iv)  Philip Falcone (“Mr. Falcone”).

This Statement relates to Shares (as defined herein) held for the account of Harbinger Capital Partners Master Fund I, Ltd., a Cayman Islands exempted company (the “Master Fund”).

Harbinger LLC serves as the investment manager and investment advisor to the Master Fund.  Harbinger Holdings serves as the manager of Harbinger LLC.  Mr. Falcone serves as the managing member of Harbinger Holdings and the portfolio manager of the Master Fund.  In such capacity, Harbinger Holdings and Mr. Falcone may be deemed to have voting and dispositive power over the Shares held for the Master Fund.

Item 2(b).               Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Harbinger LLC, Harbinger Holdings and Mr. Falcone is 450 Park Avenue, 30th Floor, New York, NY 10022.

The address of the principal business office of the Master Fund is c/o International Fund Services (Ireland) Limited, Third Floor, Bishop’s Square, Redmond’s Hill, Dublin 2, Ireland.

Item 2(c).               Citizenship:

i)  The Master Fund is a Cayman Islands exempted company;

ii)  Harbinger LLC is a Delaware limited liability company;

iii)  Harbinger Holdings is a Delaware limited liability company; and

iv)  Mr. Falcone is a citizen of the United States of America.

Item 2(d).               Title of Class of Securities:

Page 7 of 11 Pages

Common Stock, $.01 par value per share (the "Shares").

Item 2(e).               CUSIP Number:

219023108

Item 3.                    If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.
(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.                    Ownership:

Item 4(a)                Amount Beneficially Owned:

As of June 22, 2010, each of Harbinger LLC, Harbinger Holdings and Mr. Falcone may be deemed to be the beneficial owners of 3,930,019 Shares held for the account of the Master Fund.

Item 4(b)                Percent of Class:

The number of Shares of which each of Harbinger LLC, Harbinger Holdings and Mr. Falcone may be deemed to be the beneficial owner constitutes approximately 5.22% of the total number of Shares outstanding (based upon information provided by the Issuer in its most-recently filed quarterly report on Form 10-Q filed on May 5, 2010, there were 75,242,665 shares outstanding as of April 30, 2010).

Item 4(c)                Number of Shares of which such person has:

The Master Fund, Harbinger LLC, Harbinger Holdings and Mr. Falcone:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	3,930,019
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	3,930,019

Page 8 of 11 Pages
Item 5.                    Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.                    Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.                    Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.                    Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.                  Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:  HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date:  July 1, 2010                                                                HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: July 1, 2010	HARBINGER HOLDINGS, LLC

By: /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

Date: July 1, 2010	PHILIP FALCONE

By: /s/ Philip Falcone

Page 10 of 11 Pages

EXHIBIT INDEX

Ex.		Page No.
A	Joint Filing Agreement, dated July 1, 2010 by and among the Reporting Persons…………………………………..	11

Page 11 of 11 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that the statement on Schedule 13G with respect to the Common Stock of Corn Products International, Inc. dated as of July 1, 2010 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: July 1, 2010	HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:  HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date:  July 1, 2010                                                                HARBINGER CAPITAL PARTNERS LLC

By:  HARBINGER HOLDINGS, LLC

By:  /s/ Philip Falcone
Name:  Philip Falcone
Title:  Managing Member

Date: July 1, 2010	HARBINGER HOLDINGS, LLC

By: /s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

Date: July 1, 2010	PHILIP FALCONE

By: /s/ Philip Falcone